
10012146



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to _______

Commission file number: 000-51000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, New Jersey 08226

REQUIRED INFORMATION

Item 1-3. The Ocean City Home Bank Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was initially filed, the audit covering the Plan financial statements was not yet complete. The audit is now complete and the Plan financial statements are filed herewith.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

OCEAN CITY HOME BANK

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2008 AND 2007

AND FOR THE YEAR ENDED DECEMBER 31, 2008

REQUIRED INFORMATION

Ocean City Home Bank Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, supplemental schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

(c) Exhibits

Index to Exhibits required by item 601, Regulation S-K

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, NJ 08053
856-355-5900

To the 401(k) Plan Administrative and Investment Committee and Participants
Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of the Ocean City Home Bank Savings and Investment Plan as of December 31, 2008 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) — Schedule Of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey
August 14, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Plan Administrative and Investment Committee and Participants
Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Ocean City Home Bank Savings and Investment Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ocean City Home Bank Savings and Investment Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
Red Bank, New Jersey
October 10, 2008

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Investments, at fair value, participant directed (Note B):		
Mutual funds	$ 2,431,649	$ 3,556,320
Employer securities	593,926	820,460
Common/collective trusts	750,764	338,979
Total investments	3,776,339	4,715,759
Receivables:		
Loans to participants	261,780	198,530
Total receivables	261,780	198,530
Net assets available for benefits	$ 4,038,119	$ 4,914,289

The accompanyting notes are an integral part of these financial statements.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS	
Additions to Net Assets Attributed to:	
Investment Income:	
Net depreciation in fair value of investments	$ (1,680,086)
Interest	16,778
Dividends and capital gains	88,130
Contributions:	
Employer contributions	165,880
Participant contributions	393,135
Rollover contributions	176,824
Total additions	(839,339)
DEDUCTIONS	
Deductions from Net Assets Attribuited to:	
Benefits paid to participants	35,827
Administrative fees	1,004
Total deductions	36,831
Net additions	(876,170)
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	4,914,289
End of year	$ 4,038,119

The accompanyting notes are an integral part of this financial statement.

OCEAN CITY HOME BANK SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Ocean City Home Bank Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, adopted by Ocean City Home Bank, Inc. (the Company), and amended as of July 1, 2006, is a defined contribution plan covering substantially all employees who have attained age 18 or older. Each participant is permitted to enter into a salary reduction agreement with the Company, to have a salary reduction amount made on their behalf pursuant to Section 401(k) of the Internal Revenue Code. The Company is under contract with Prudential Trust Company, to hold and invest the Plan's assets, and maintain individual accounts for each Plan participant pursuant to the terms of the Plan and the trust agreement thereunder. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and required minimum distribution threshold.

Contributions

Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Prudential Trust Company.

A participant may elect, by means of a pretax salary deferral, to contribute up to the maximum percentage allowable not to exceed the Internal Revenue Code prescribed maximum, which is adjusted by the Secretary of the Treasury to reflect cost-of-living increases. For the Plan year 2008, the maximum amount allowable was $20,500, which includes a $5,000 catch-up contribution for participants over the age 50.

Employer matching contributions are made by the Company equal to 50% of a participant's deferral contributions, and are limited to deferral contributions that do not exceed 8% of a participant's eligible compensation. Overall, the maximum employer matching contribution amounts to 4% of a participant's eligible compensation.

The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2008.

Participant Accounts

Each participant account and employer matching account is credited with the salary reduction amount and the employer matching contribution, respectively, an allocation of Plan interest and dividends earned and any realized or unrealized gains or losses on invested funds. Allocations are based upon account balances, as defined, in the Plan agreement.

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

Vesting and Forfeitures

If a participant attains age 65, becomes permanently and totally disabled, or dies while in the service of the Company, the full value of the employer matching contributions allocated to their account becomes 100% vested to the participant (or in his successor's interest in the event of death) and is nonforfeitable. Notwithstanding such an event, participants become vested in employer matching contributions in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1 year	0%
1 but fewer than 2	20%
2 but fewer than 3	40%
3 but fewer than 4	60%
4 but fewer than 5	80%
5 or more	100%

Upon termination of employment, any portion of a participant's employer matching account attributable to employer matching contributions and investment earnings credited thereon, which is not vested in accordance with the above, shall be forfeited at the time of the participant's termination. The forfeitures are used by the Company to reduce future employer matching contributions. There was $5,359 of forfeitures used to reduce employer matching contributions for the year ended December 31, 2008. Forfeiture balances at December 31, 2008 and 2007 were $4,921 and $6,042, respectively.

The participant's salary reduction amount plus actual earnings thereon are always 100% vested and nonforfeitable.

Participant Loans

Participants may borrow up to one-half of their vested account balance not to exceed $50,000. Loan terms range from one to five years, though the period can be extended if the loan is used to acquire a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through weekly payroll deductions.

Payment of Benefits

Benefits are paid according to the vested interest to which participants are entitled upon retirement, termination, death or total and permanent disability. Such distributions may be made in a single cash sum, as a rollover to another qualified plan, in substantially equal installments, or as a qualified joint and survivor annuity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds, employer securities, and common/collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company pays for a majority of the Plan's administrative expenses.

NOTE 3 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, "Fair Value Measurements" (SFAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with SFAS 157, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Plan, and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Fair value measurement of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

OCEAN CITY HOME BANK SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$ 2,431,649	$ -	$ -	$ 2,431,649
Employer Securities	593,926	-	-	593,926
Common/collective trusts	750,764	-	-	750,764
Participant Loans	-	-	261,780	261,780
Total	$ 3,776,339	$ -	$ 261,780	$ 4,038,119

Changes in the fair value of the Plan's Level 3 investments during the year ended December 31, 2008 were as follows:

	Participant Loans
Balance at January 1, 2008	$ 198,530
Loan originations and repayments - net	63,250
Balance at December 31, 2008	$ 261,780

NOTE 4 - INVESTMENTS

The following presents investments at December 31, 2008 and 2007 that represent 5% or more of the Plan's net assets.

	2008	2007
American Balanced Fund R3	$ 559,580	$ 759,573
Growth Fund of America R3	345,038	527,709
Thornburg International Value Fund A	314,459	552,889
Davis NY Venture Fund A	277,697	426,216
Dryden Stock Index Fund Z	230,623	376,294
Fidelity Advisor Equity Income T	262,990	360,417
Ocean Shore Holding Co. Inc. Common Stock	593,926	820,460
Stable Value Fund 80	750,764	338,979

NOTE 4 – INVESTMENTS (CONTINUED)

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,680,086, as follows:

Investments at Fair Value as Determined by Quoted Market Prices:

Mutual funds	$ (1,438,569)
Employer securities	(257,773)
Common/collective trusts	16,256
	$ (1,680,086)

NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The following transactions are considered to be related party transactions and party-in-interest transactions that are exempt from the ERISA prohibited transaction rules.

The Company pays for a majority of the Plan's administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2008, the Company incurred audit and third party administrative fees of $35,178.

The Plan invests in shares of a mutual fund managed by an affiliate of Prudential Trust Company. Prudential Trust Company acts as Trustee for Plan investments, as defined by the Plan. At December 31, 2008 and 2007, the Plan had balances in this mutual fund of $230,623 and $376,294, respectively.

The Plan invests in shares of common stock of their parent company, Ocean Shore Holding Co. At December 31, 2008 and 2007, the Plan had balances in this common stock of $593,926 and $820,460, respectively.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

OCEAN CITY HOME BANK SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$ 4,038,119	$ 4,914,289
Employer's contribution receivable	-	-
Participants' contribution receivable	-	-
Net assets available for benefits per Schedule H to the Form 5500	$ 4,038,119	$ 4,914,289

The following is a reconciliation of contributions to the Plan per the financial statements for the year ended December 31, 2008 to Schedule H of Form 5500:

Contributions to the Plan per the financial statements:	
Employer contributions	$ 165,880
Participant contributions	393,135
Rollover contributions	176,824
Total contributions to the Plan per the financial statements	735,839
Plus employer and participant contribution receivable at December 31, 2007	-
Less employer and participant contribution receivable at December 31, 2008	-
Contributions to the Plan per Schedule H of Form 5500	$ 735,839

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 29, 1988 that the Plan is qualified and the related trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 9 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board issued Interpretation no. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FASB issued Staff Position (FSP) FIN 48-3 issued in December 2008 deferred the effective date for nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. However, a nonpublic enterprise that elects to defer the application of Interpretation 48 in accordance with this FSP shall explicitly disclose that fact and shall disclose its accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral applies.

The Plan has elected to defer the application of FIN 48. The Plan's current policy for accounting for uncertain tax positions is governed by SFAS No. 5, *Accounting for Contingencies.*

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.



SUPPLEMENTAL SCHEDULE

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN
EMPLOYER ID # 21-0478350, PLAN NUMBER - 002
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(HELD AT END OF YEAR)
ATTACHMENT TO FORM 5500, SCHEDULE H - LINE 4(i)
DECEMBER 31, 2008

(a)	(b) Identy of Issue	(c) Description of Investment Type	(d) Cost	(e) Current Value
*	Prudential Investment Management Services	Dryden Stock Index Fund Z	n/a	$ 230,623
	Davis Funds	Davis Opportunity A	n/a	76,512
	Goldman Sachs Mid Cap Value A	Goldman Sachs Mid Cap Value A	n/a	1,650
	American Funds	American Balanced Fund R3	n/a	559,580
	American Funds	Growth Fund of America R3	n/a	345,038
	Calvert Group	Calvert Income Fund A	n/a	189,342
	American Funds	Cap World Growth & Income R3	n/a	78,445
	Thornburg Investment Management	Thornburg International Value A	n/a	314,459
	Allianz Global Investors	PIMCO Mortgage-Backed Sec Fund A	n/a	52,253
	Blackrock Financial Management	Blackrock Small/Mid Cap Growth A	n/a	27,063
	Davis Funds	Davis NY Venture Fund A	n/a	277,697
	Fidelity Investments	Fidelity Advisor Equity Income	n/a	262,990
	MFS Investment Management	MFS High Yield Opportunities Fund A	n/a	15,997
	Ocean Shore Holding Co, common stock	Ocean Shore Holding Co, common stock	n/a	593,926
	Wells Fargo Bank Minnesota, NA	Stable Value Fund 80	n/a	750,764
	Participant loans-various maturities, interest rate 4.00% to 9.25%		-	261,780
	Total assets held for investment purposes			$ 4,038,119

* Party-in-interest
n/a - Cost not required for participant directed investment

See Independent Registered Public Accounting Firms' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: May 10, 2010

Ocean City Home Bank
Savings and Investment Plan

Emily J. Bruley

Name: Emily J. Bruley
Title: Plan Administrator

US2008 459825.1

Exhibit 23.1
Auditor's Consent

Bagell, Josephs, Levine & Company, L.L.C.
Certified Public Accountants
406 Lippincott Drive – Suite J
Marlton, New Jersey 08053
(856) 355-5900 Fax (856) 396-0022

Exhibit 23.1

We hereby consent to the use of our report dated August 14, 2009, relating to the 2008 financial statements of Ocean City Home Bank Savings and Investment Plan, which appears in this Form 11K/A.

Bagell, Josephs, Levine & Company, LLC

Bagell, Josephs, Levine & Company, L.L.C.

May 10, 2010